===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 6)

                                  RYERSON INC.
                                (Name of Issuer)

                    COMMON STOCK ($1.00 PAR VALUE PER SHARE)
                         (Title of Class of Securities)

                                   78375P107
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 AUGUST 27, 2007
                      (Date of Event which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP No. 78375P107                                               Page 2 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,069,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,069,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,069,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.76%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 3 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,069,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,069,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,069,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.76%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 4 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,069,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,069,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,069,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.76%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 5 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.01%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 6 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.01%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 7 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      1,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.01%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 8 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,070,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,070,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,070,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.77%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 9 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,070,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,070,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,070,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.77%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 10 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,070,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,070,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,070,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.77%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 11 of 19
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               2,070,975
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,070,975
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,070,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.77%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 78375P107                                               Page 12 of 19


Item 1.  SECURITY AND ISSUER.

              This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund" and, together with the Master Fund, the "HCP Funds"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Manager, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on December 13, 2006, as amended by Amendment No. 1 on January 3, 2007, by Amendment No. 2 on June 12, 2007, by Amendment No. 3 on June 28, 2007, by Amendment No. 4 on July 20, 2007 and by Amendment No. 5 on July 31, 2007 (the "Schedule 13D"), with respect to the Common Stock, $1.00 per share par value ("Common Stock") of Ryerson Inc. (the "Issuer"). The address of the Issuer is 2621 West 15th Place, Chicago, Illinois 60608.

              Unless otherwise indicated herein,  terms used and defined in the
Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended by deleting the legend titled "IMPORTANT INFORMATION" and adding the following at the end of such Item:

              "The 2007 Annual Meeting was held on August 23, 2007. Preliminary analysis of the stockholder vote indicates that the eleven nominees of the incumbent Board of Directors of the Issuer were re-elected to the Board at the 2007 Annual Meeting. This election concluded the nomination and solicitation of proxies previously reported in the Schedule 13D.

              Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Stock which it may hold at any point in time.

              In light of the apparent re-election of the incumbent Board of Directors of the Issuer, the Reporting Persons have sold a portion of their shares of Common Stock and may continue to sell shares of Common Stock of the Issuer. However, the Reporting Persons evaluate their investment in the Common Stock on a continual basis, and consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

              Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto."

CUSIP No. 78375P107                                               Page 13 of 19


Item 5. INTEREST IN THE SECURITIES OF THE ISSUER .

              Item 5 of the  Schedule 13D is hereby  amended by replacing  such item in its entirety with the following:

              (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 2,069,975 shares of Common Stock, constituting 7.76% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              The Master Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,069,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,069,975 shares of Common Stock.

              (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 2,069,975 shares of Common Stock, constituting 7.76% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              Management has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,069,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,069,975 shares of Common Stock.

              Harbinger Management specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 2,069,975 shares of Common Stock, constituting 7.76% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              HMC Investors has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,069,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,069,975 shares of Common Stock.

              HMC Investors specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,000 shares of Common Stock, constituting 0.004% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              The Special Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,000 shares of Common Stock.

CUSIP No. 78375P107                                               Page 14 of 19


              The Special Fund specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,000 shares of Common Stock, constituting 0.004% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              HCPSS has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,000 shares of Common Stock.

              HCPSS specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,000 shares of Common Stock, constituting 0.004% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              HMCNY has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,000 shares of Common Stock.

              HMCNY specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 2,070,975 shares of Common Stock, constituting 7.77% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              HMC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,070,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,070,975 shares of Common Stock.

              HMC specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

              (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 2,070,975 shares of Common Stock, constituting 7.77% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              Mr. Falcone has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,070,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,070,975 shares of Common Stock.

CUSIP No. 78375P107                                               Page 15 of 19


              Mr. Falcone specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

              (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 2,070,975 shares of Common Stock, constituting 7.77% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              Mr. Harbert has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,070,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,070,975 shares of Common Stock.

              Mr. Harbert specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

              (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 2,070,975 shares of Common Stock, constituting 7.77% of the Common Stock, based upon 26,670,386 shares of Common Stock outstanding as of July 31, 2006.

              Mr. Luce has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,070,975 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,070,975 shares of Common Stock.

              Mr. Luce specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

              (c) The  description  of the equity swap  agreements set forth in
Item 6 hereof is incorporated herein by reference. The following sets forth transactions effected during the past 60 days in the Common Stock. Each of the following transactions was effected through open market sales.

                          TRANSACTIONS BY MASTER FUND

       DATE OF            NUMBER OF SHARES OF COMMON
     TRANSACTION                  STOCK SOLD                 PRICE PER SHARE
     -----------          --------------------------         ---------------
       8/23/07                      151,000                      32.3002
       8/23/07                       37,330                      32.1879
       8/24/07                       91,095                      32.4422
       8/24/07                      150,600                      32.4006

CUSIP No. 78375P107                                               Page 16 of 19


                          TRANSACTIONS BY SPECIAL FUND

       DATE OF            NUMBER OF SHARES OF COMMON
     TRANSACTION                  STOCK SOLD                 PRICE PER SHARE
     -----------          --------------------------         ---------------
       8/23/07                       49,000                      32.3002


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 of the Schedule 13D is hereby amended by adding the following at the end of such Item:

              On August 23, 2007 the Master Fund partially terminated (with respect to 61,856 shares of Common Stock) a total return swap agreement originally entered into on January 8, 2007 with respect to 100,000 shares of Common Stock. The swap remained in effect with respect to the remaining 38,144 shares of Common Stock. On August 23, 2007 and August 24, 2007, the Special Fund partially terminated (with respect to 45,000 and 87,300 shares of Common Stock, respectively) a total return swap agreement originally entered into on January 9, 2007 with respect to 400,000 shares of Common Stock. The swap remained in effect with respect to the remaining 267,700 shares of Common Stock.

CUSIP No. 78375P107                                               Page 17 of 19


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HARBINGER CAPITAL PARTNERS MASTER
                                   FUND I, LTD.

                                   By:  Harbinger Capital Partners Offshore
                                        Manager, L.L.C.

                                   By:  HMC Investors, L.L.C.,  Managing Member


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President



                                   HARBINGER CAPITAL PARTNERS
                                   OFFSHORE MANAGER, L.L.C.*

                                   By:  HMC Investors, L.L.C., Managing Member


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President



                                   HMC INVESTORS, L.L.C.*


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President

CUSIP No. 78375P107                                              Page 18 of 19



                                   HARBINGER CAPITAL PARTNERS SPECIAL
                                   SITUATIONS FUND, L.P.

                                   By:  Harbinger Capital Partners Special
                                        Situations GP, LLC

                                   By:  HMC - New York, Inc., Managing Member


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President



                                   HARBINGER CAPITAL PARTNERS SPECIAL
                                   SITUATIONS GP, LLC.*

                                   By:  HMC - New York, Inc.,  Managing Member


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President



                                   HMC - NEW YORK, INC.*


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President



                                   HARBERT MANAGEMENT CORPORATION*


                                   By:  /s/ William R. Lucas, Jr.
                                        -------------------------------------
                                        Name:  William R. Lucas, Jr.
                                        Title: Executive Vice President

CUSIP No. 78375P107                                              Page 19 of 19




                                   /s/ Philip Falcone
                                   ------------------------------------------
                                   Name: Philip Falcone*



                                   /s/ Raymond J. Harbert
                                   ------------------------------------------
                                   Name: Raymond J. Harbert*



                                   /s/ Michael D. Luce
                                   ------------------------------------------
                                   Name: Michael D. Luce*




August 27, 2007


*The Reporting Persons disclaim beneficial ownership in the shares reported herein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).